March 2, 2015

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	InvenSense, Inc.
Form 10-K for the Fiscal Year Ended March 30, 2014
Filed May 29, 2014
Form 10-Q for the Quarterly Period Ended September 28, 2014
Filed October 31, 2014
Form 10-Q for the Quarterly Period Ended December 28, 2014
Filed January 30, 2015
File No. 001-35269

Dear Mr. James:

On behalf of InvenSense, Inc. (the “Company”) find enclosed herewith responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated February 4, 2015. Below we have noted the Staff’s comments in italic face type and the Company’s responses in regular type.

Form 10-K for the Fiscal Year Ended March 30, 2014

Item 8. Financial Statements

Note 7. Income Taxes, page 85

1.	We note the foreign tax rate differential is significantly lower than the federal statutory rate in the income tax rate reconciliation. In light of the significantly lower impact of taxes imposed on foreign earnings to your operating results, in future filings please explain in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. We refer you to Section III.B of SEC Release 33-8350. Please provide us with your proposed revised disclosure.

Response

In future filings, the Company will provide greater detail in our MD&A regarding the relationship between our foreign pre-tax income and the foreign effective tax rate. The Company has provided below a supplemental disclosure pertaining to fiscal 2014, which we plan to include in our MD&A in our Annual Report on Form 10-K for the year ending March 29, 2015.

Over 90% of our revenues are derived from sales to customers located outside the U.S. A significant percentage of our pre-tax income in 2014, 2013 and 2012 was generated internationally, primarily from our Cayman Island subsidiary, which is currently a zero tax jurisdiction. Since 2011, our Cayman Island subsidiary has procured the rights to manufacture and sell our products in non-US locations via an intercompany technology license arrangement with its U.S. parent company. In addition, the Company has not provided for U.S. federal income and foreign withholding taxes on undistributed earnings from its non-U.S. subsidiaries, as it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. Our effective tax rate is highly dependent upon the geographic distribution of our worldwide earnings or losses, and the tax regulations in each geographic region. We expect that a large percentage of our consolidated pre-tax income will continue to be derived from, and reinvested in, our overseas operations. We anticipate that this pre-tax income will continue to be subject to foreign tax at significantly lower tax rates when compared to the United States federal statutory tax rate.

Note 8. Acquisition, page 87

2.	You disclose on page 89 that you did not disclose the amounts of revenue and earnings of the Microphone Product Line from the acquisition date included in the consolidated statements of operations because the impact was not material. Given the impact of the acquisition as reflected in your pro forma information on page 90, please tell us the amounts of revenue and earnings of the Microphone Product Line from the acquisition date to March 30, 2014 and discuss your conclusions that the amounts are not material. Refer to FASB ASC 805-10-50-2(h).

Response

The Microphone Product Line acquisition closed on October 31, 2013. During the five-month post acquisition period, the revenue from the Microphone Product Line declined compared with the $24.1 million included in the pro forma amounts for the seven months prior to closing. From the acquisition date to March 30, 2014, the revenue from the Microphone Product Line was approximately $7.9 million, which is less than 10% of the Company’s total revenue post acquisition. Supplementally, we inform the Staff that the potential decline in revenue post acquisition was contemplated when the purchase price was negotiated. The purchase price included a significant contingent payment if the business was able to retain a large customer, which did not occur. Thus, the probability assigned to the contingent payment was zero and forecasted revenues reflected the loss of this customer at the time the purchase price allocation was performed. The Company did not prepare stand-alone financial statements for Microphone Product Line post acquisition. The Company estimated the gross margin to be approximately 50% based on Microphone Product Line’s standard costs. The Company also estimated the operating expenses to be approximately $4.5 million, which results in a loss before taxes of approximately $0.6 million from the acquisition date to March 30, 2014. The Company therefore concluded that the post-acquisition revenue and earnings from the Microphone Product Line were not material to the Company’s consolidated results of operations for the year ended March 30, 2014.

Exhibits 31.1 and 31.2

3.	We note that the beginning of the certifications filed as Exhibits 31.1 and 31.2 are missing the first line of text relating to the individual certifying the filing as required by Item 601(b)(31) of Regulation S-K (i.e., the declaration that the party is certifying). We also note that you have omitted the introductory language in paragraph 4 referring to internal control over financial reporting. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response

The Company respectfully acknowledges that the certificates required by Rule 13a-14(a) and 15d-14(a) should be set forth “exactly as set forth” in Item 601(b)(31) of Regulation S-K (the “Specific Form”). However, the Company further notes that the Staff has granted numerous exceptions or accommodations to companies with deviations from the Specific Form.

As identified by the Staff, the Company has two omissions in the certifications filed with its periodic report on Form 10-K for the fiscal year ended March 30, 2014. The Company does not believe either omission is material to the overall certification to require refiling of the certification itself, nor is a full amendment to its Form 10-K warranted.

In review of recent Staff comment letters, the Company notes that the Commission has allowed registrants to correct minor deviations from the Specified Form on a go-forward basis in future filings in numerous instances. In comment letters to registrants, the Staff has indicated a willingness to require that certain minor deviations from the Specified Form can be corrected in future filings. Examples of this are common when “periodic report” is replaced for “report”, or when an officer’s title is inserted into first line of text in the certificate.

Specifically, in a comment letter from the Staff to Northern California Bancorp, Inc. dated November 9, 2010 (the “Bancorp Letter”), the Staff requested in comment nine in such letter that a prospective change be made in a situation where the entire first line of the Item 601(b)(31) certificates were omitted from Northern California Bancorp, Inc.’s 10-K and 10-Q:

9. We note that your certifications are missing the first line, which states, “I [name] certify that…” We note similar omissions in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended June 30, 2010. Please revise future filings beginning with your 3rd quarter Form 10-Q to include the full text of the certifications as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

The Bancorp letter is specifically on point with the Company’s comment from the Staff, further serves as an example of an omission that is not considered substantial, even where the deviation is more than a single word, or pluralization error and for which the Staff permitted such certifications to be corrected on a going forward basis.

The Staff has also addressed certain instructive inadvertent omissions and errors in the Item 601(b)(31) certificates in a pair of relevant Compliance and Disclosure Interpretations, each published on July 3, 2008. In Interpretation 246.14 the Staff indicated an outer-limit to such minor deviations and provided examples of major defects that would require a registrant to file a corrected certificate along with an entire periodic report. Such errors include: (1) identifying the wrong periodic report in paragraph 1, (2) filing an unsigned certificate, (3) filing an undated certificate and (4) where the wrong individual signs a certificate. This interpretation provides examples of fatal defects in the Item 601(b)(31) certificates, necessitating a complete re-filing of a periodic report, none of which exist with respect to the certifications filed by the Company. The certificates were not unsigned or undated, did not reference the incorrect period report, and were signed by the correct officers of the Company—each a defect identified by the Staff in Interpretation 246.14 that is fatal to a certificate.

The Company further notes that the introductory sentence that has been omitted from the certification is immaterial. It is widely recognized in the United States legal system that written statements on a page that contain a signature of the person and a date represent a certification by that signatory. The Company notes that Exhibits 31.1 and Exhibits 31.2 are both appropriately titled “Certifications” in the exhibit index to the Form 10-K as well as in the title of the certification itself. All enumerated and specific certifications required to be made pursuant to Item 601(b)(31) are included in Exhibit 31.1 and 31.2 filed by the Company.

The Company respectfully submits that the omission of the introductory paragraph does not necessitate amending the Company’s Form 10-K. All of the enumerated certifications are made in the Company’s certificates in issue, the certification is signed and dated by each officer and clearly states in its title that it is a certification, and none of the fatal defects identified by the Staff in Interpretation 246.14 are present. Further the omission of the first introductory line is identical to the omission in the Bancorp Letter, whereby the Staff’ permitted Bankcorp to correct its certificates on a go-forward basis. As a result of these factors, the Company respectfully submits that it should be able to correct such omissions on a go-forward basis and an amendment to its Form 10-K is not necessary.

The Company further submits the omission of the internal control over financial reporting language from the introductory portion of paragraph 4 should not necessitate the Company amending its Form 10-K. The omission of such language was unintentional and also not a significant defect from the Specified Form. The Company acknowledges that in Interpretation 246.13 the Staff indicated that an omission of the introductory portion of paragraph 4 along with paragraph 4(b) would necessitate a short-form amendment if it was the first filing in which management’s report was required, and a longer-form amendment if made in subsequent filings. However, Interpretation 246.13 is not specifically applicable to the Company. In the Company’s case paragraph 4(b), it’s clear the required certification was included, and that it was the merely prefatory language in the introductory portion of the paragraph that was omitted. The Company further notes that the fact that none of the fatal defects identified by the Staff in Interpretation 246.14 are present.

The Company respectfully requests with regard to the omission of the introductory language in paragraph 4, that it be permitted to file corrected certificates, which will be identical to the Required Form, on a go-forward basis in lieu of filing an amendment to its Form 10-K. Because the Company’s omission in the introductory portion of paragraph was only to prefatory language and the operative language contained in paragraph 4(b) was included, it is the Company’s belief that such defect is minor and immaterial, more akin to the minor mistakes discussed above than an omission of the entirety of operative paragraph 4(b).

We also confirm that our future applicable filings will include individual Certification and the introductory language in paragraph 4 referring to internal control over financial reporting Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Form 10-Q for the Quarterly Period Ended September 28, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

4.	We note statements by your management during the October 28, 2014 earnings call concerning factors contributing toward lower gross margin performance, the impact of acquisitions on your revenues and operating expenses, and future expectations regarding the customer mix issue and higher yielded manufacturing cost in future periods but note no discussion of these factors in this filing. Please refer to Regulation S-K, Item 303(a)(3)(i) and (ii) and provide us with a description of known trends that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please confirm that in future filings, including any amendments, you will disclose all known trends and uncertainties in accordance with Item 303(a)(3)(ii).

Response

We confirm that our future applicable filings will include disclosure required by Regulation S-K, Item 303(a) (3) (i) and (ii) within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

In response to the Staff’s comment, the Company hereby informs you that the impact of acquisitions on revenue and operating expenses were provided in summary form on our earnings call. The revenue impact from the acquisitions of Movea S.A. and Trusted Positioning, Inc. during the quarter was approximately $0.2 million, which is not material.

In our MD&A, we discussed the impact of each expense category that contributed to the $2.0 million impact of acquisitions mentioned in the earnings call. Of the $2.0 million, the largest component was increased employee compensation. We clearly stated in our MD&A that our R&D and SG&A expenses increased during the period as a result of increased headcount. We did not distinguish between increases in headcount from acquisitions versus headcount increases from individual hires because we do not believe such distinction is important to investors in understanding our business. Furthermore, as we mentioned in our MD&A, we expect both R&D and SG&A expenses to continue to increase in absolute dollars.

With respect to the discussions regarding revenue, cost of goods sold, and gross margins, we propose the following additional disclosures in future filings. The disclosure below is pro forma showing the changes as they would have been applied to our Quarterly Report on Form 10-Q for the quarter ended September 28, 2014, with the new text underlined:

Gross Profit and Gross Margin

Gross profit is the difference between net revenue and cost of revenue and gross margin is gross profit as a percentage of sales.

	Three Months Ended		Six Months Ended
(in thousands)	September 28, 2014	September 29, 2013	September 28, 2014	September 29, 2013
Gross profit	$31,341	$36,577	$62,517	$65,896
% of net revenue	35%	52%	40%	52%

Gross profit decreased by $5.2 million, or 14%, in the second quarter of fiscal 2015 and decreased by $3.4 million, or 5%, in the first half of fiscal 2015 compared to corresponding periods of fiscal 2014. In the second quarter and in the first half of fiscal 2015, gross profit as a percentage of sales, or gross margin, decreased significantly due to a $7.4 million inventory charge largely related to excess and obsolete inventories and a shift in revenue mix towards lower margin, high volume customers.

We expect a significant portion of our revenue will continue to be derived from our largest customers. Our average unit selling prices tend to be lower for our largest customers. We expect lower average selling prices combined with lower yields as a result of more demanding specifications from these customers to affect our gross margin for the remainder of our fiscal year. We expect gross margins to fluctuate during future periods due to changes in product mix, average unit selling prices, manufacturing costs, manufacturing yields, amortization of acquired intangible assets, levels of inventory valuation and excess reserves recorded, if any, and levels of product demand.

5.	Further, with respect to major customers that you have identified in your MD&A, in future filings, including any amendments, highlight known events or issues that have resulted from or relate to agreements and relationships with these customers and explain the current impact to your results and, to the extent possible, a discussion of the impact on your future results.

Response

We confirm that our future applicable filings will include disclosure requested by Regulation S-K, Item 303(a)(3) (i) and (ii) within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

Exhibits 31.1 and 31.2

6.	Similar to the comment above, we note that the beginning of the certifications filed as Exhibits 31.1 and 31.2 in your September 28, 2014 and December 28, 2014 Forms 10-Q are missing the same first line of text relating to the individual certifying the filing. Please also file amendments to your September 28, 2014 and December 28, 2014 Forms 10-Q that include the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Response

As discussed in the Company’s response to comment #3, the Company respectfully acknowledges that the certificates required by Rule 13a-14(a) and 15d-14(a) should be set forth “exactly as set forth” in Item 601(b)(31) of Regulation S-K (the “Specific Form”). However, the Company further notes that the Staff has granted numerous exceptions or accommodations to companies with deviations from the Specific Form.

In review of recent Staff comment letters, the Company notes that the Commission has allowed registrants to correct minor deviations from the Specified Form on a go-forward basis in future filings in numerous instances. In comment letters to registrants, the Staff has indicated a willingness to require that certain minor deviations from the Specified Form can be corrected in future filings. Examples of this are common when “periodic report” is replaced for “report”, or when an officer’s title is inserted into first line of text in the certificate.

Specifically, in a comment letter from the Staff to Northern California Bancorp, Inc. dated November 9, 2010 (the “Bancorp Letter”), the Staff requested in comment nine in such letter that a prospective change be made in a situation where the entire first line of the Item 601(b)(31) certificates were omitted from Northern California Bancorp, Inc.’s 10-K and 10-Q:

9. We note that your certifications are missing the first line, which states, “I [name] certify that…” We note similar omissions in Exhibits 31.1 and 31.2 to the Form 10-Q for the quarterly period ended June 30, 2010. Please revise future filings beginning with your 3rd quarter Form 10-Q to include the full text of the certifications as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

The Bancorp letter is specifically on point with the Company’s comment from the Staff, further serves as an example of an omission that is not considered substantial, even where the deviation is more than a single word, or pluralization error and for which the Staff permitted such certifications to be corrected on a going forward basis.

The Staff has also addressed certain inadvertent omissions and errors in the Item 601(b)(31) certificates in a pair of relevant Compliance and Disclosure Interpretations, each published on July 3, 2008. In Interpretation 246.14 the Staff indicated an outer-limit to such minor deviations and provided examples of major defects that would require a registrant to file a corrected certificate along with an entire periodic report. Such errors include: (1) identifying the wrong periodic report in paragraph 1, (2) filing an unsigned certificate, (3) filing an undated certificate and (4) where the wrong individual signs a certificate. This interpretation provides examples of fatal defects in the Item 601(b)(31) certificates, necessitating a complete re-filing of a periodic report, none of which exist with respect to the certifications filed by the Company. The certificates were not unsigned or undated, did not reference the incorrect period report, and were signed by the correct officers of the Company—each a defect identified by the Staff in Interpretation 246.14 that is fatal to a certificate.

The Company further notes that the introductory sentence that has been omitted from the certification is immaterial. It is widely recognized in the United States legal system that written statements on a page that contain a signature of the person and a date represent a certification. The Company notes that Exhibits 31.1 and Exhibits 31.2 are both appropriately titled “Certifications” in the exhibit index to the Form 10-Q as well as in the title of the certification itself. All enumerated and specific certifications required to be made pursuant to Item 601(b)(31) are included in Exhibit 31.1 and 31.2 filed by the Company.

The Company respectfully submits the omission of the introductory paragraph does not necessitate amending the Company’s Form 10-Q. All of the enumerated certifications are made in the Company’s certificates in issue, the certification is signed and dated by each officer and clearly states in its title that it is a certification, and none of the fatal defects identified by the Staff in Interpretation 246.14 are present. Further the omission of the first introductory line is identical to the omission in the Bancorp Letter, whereby the Staff’ permitted Bankcorp to correct its certificates on a go-forward basis. As a result of these factors, the Company respectfully submits that it should be able to correct such omissions on a go-forward basis and an amendment to its Form 10-Q is not necessary.

We confirm that our future applicable filings will include individual Certification Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Form 10-Q for the Quarterly Period Ended December 28, 2014

Item 1. Financial Statements

Note 4. Commitments and Contingencies

Legal Proceedings, page 16

7.	We note the discussions relating to the lawsuits filed in January 2015 but note that you did not provide all the disclosures required by FASB ASC 450-20-50, including management’s conclusion or inability to conclude on the probability of loss and any related accrual. Please confirm that you will comply fully with the guidance in future filings. Please provide us with your proposed revised disclosure.

Response

In future filings, the Company will provide the disclosures required by ASC 450-20-50. The Company intends to include the following disclosure:

“In light of the unresolved legal issues, while a loss is reasonably possible, the amount of any potential loss cannot be estimated. At this stage, the Company is unable to predict the outcome of this matter and, accordingly, cannot estimate the potential financial impact on the Company’s business, operating results, cash flows or financial position.”

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its’ filings with the SEC;

•	the Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me by telephone at (408) 501-2220 or by email at mdentinger@invensense.com.

Sincerely,

/s/ Mark Dentinger

Mark Dentinger

Chief Financial Officer

InvenSense, Inc.

1745 Technology Drive, Suite 200,

San Jose, CA 95110